October 16, 2012 Via EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	MPLX LP
Registration Statement on Form S-1
File No. 333-182500

Ladies and Gentlemen:

As discussed with you today, attached as Exhibit A hereto is a draft response letter addressing comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2012 with respect to the Partnership’s Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission on October 9, 2012, File No. 333-182500 (the “Registration Statement”). In connection with such draft response letter, we have attached as Exhibit B hereto (a) drafts of various pages of Amendment No. 4 to the Registration Statement (“Amendment No. 4”) that we propose to file through EDGAR and (b) pages illustrating proposed changes to Exhibit 8.1 to the Registration Statement, which will be filed with Amendment No. 4.

As discussed with various members of the Staff today, this information is provided to the Staff in connection with ongoing discussions regarding the Registration Statement. Amendment No. 4 to the Registration Statement (discussed in the draft response letter) will be filed in due course.

Regards,

/s/ Brett Braden

Brett Braden

cc:	Timothy S. Levenberg, Securities and Exchange Commission
Sirimal R. Mukerjee, Securities and Exchange Commission
Ethan Horowitz, Securities and Exchange Commission
Jennifer O’Brien, Securities and Exchange Commission
J. Michael Wilder, MPLX GP LLC
G. Michael O’Leary, Andrews Kurth LLP
William J. Cooper, Andrews Kurth LLP

EXHIBIT A

MPLX LP

200 East Hardin Street

Findlay, Ohio 45840

October 16, 2012

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Division of Corporation Finance

	Re:	MPLX LP
Amendment No. 3 to Registration Statement on Form S-1
Filed October 9, 2012
File No. 333-182500

Ladies and Gentlemen:

Set forth below are the responses of MPLX LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 16, 2012 with respect to the Partnership’s Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 filed with the Commission on October 9, 2012, File No. 333-182500 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 4 to the Registration Statement (“Amendment No. 4”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 4 marked to show all changes made since Amendment No. 3.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to the marked copy of Amendment No. 4 unless otherwise indicated.

Securities and Exchange Commission

October 16, 2012

Amendment No. 3 to Registration Statement on Form S-1

The Offering, page 13

1.	In the current amendment, you revised disclosure regarding past shortfalls relative to the MQD. For example, we note the revisions you made to disclosure at page 15 and also to the risk factor at page 25 captioned “On a pro forma basis we would not have generated available cash.” On July 31, 2012, we issued a comment letter which included the following numbered comment (emphasis added):

Prospectus Cover Page

5.	We note the disclosure at page 15 regarding your inability to have made any payments on the subordinated units. Please include a new bulleted risk factor here and appropriate disclosure elsewhere in your document which states explicitly that you had a shortfall over the corresponding pro forma period that would have prevented you from paying the minimum quarterly distribution on all units as a whole, including subordinated units. Specify how many of the previous four quarters would have experienced such a deficiency, including the amount of the deficiency for each quarter. We may have additional comments once you provide the particulars.

In your next amended registration statement, please give effect to the staff’s comment from July 31. In the alternative, please explain to us why you have changed disclosure that previously had been provided in response to staff comment and which had appeared in your prior two amendments.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to state explicitly that, on a pro forma basis, the Partnership would have had a shortfall relative to the minimum quarterly distribution over the corresponding pro forma periods. We have also included disclosure specifying the amount of the deficiency for each quarter in the year ended December 31, 2011 and the twelve months ended June 30, 2012. Please see pages 15 and 25.

Summary Historical and Pro Forma Financial and Operating Data, page 20

2.	Please tell us how you considered including pro forma net income per limited partner unit attributable to MPLX LP common and subordinated units.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include pro forma net income per limited partner unit attributable to MPLX LP common and subordinated units. Please see pages 21 and 93.

Use of Proceeds, page 50

3.	We note you will distribute approximately $73.6 million of the proceeds from this offering to MPC. In addition, we note that approximately $191.6 million of the proceeds from this offering will be contributed to Pipe Line Holdings, a portion of which will be used to fund MPC’s portions of certain expansion capital expenditures. Please tell us how you considered the disclosure guidance per SAB Topic 1.B.3. with regard to the amounts that will be distributed to MPC or on its behalf.

Securities and Exchange Commission

October 16, 2012

Response: We have considered the guidance in SAB Topic 1.B.3, as well as the related guidance in the Staff’s Financial Reporting Manual (Section 3420). Consistent with SAB Topic 1.B.3 and Section 3420.1 of the Financial Reporting Manual, we have revised the Registration Statement to include a pro forma balance sheet alongside our historical combined balance sheet as of June 30, 2012 reflecting a distribution accrual with regard to the amounts that will be distributed to Marathon Petroleum Corporation (“MPC”) or its affiliates without giving effect to the offering proceeds. In addition, we have provided a brief explanation in the footnotes to our historical combined financial statements related to the pro forma information presented. Please see pages F-35 and F-39. We have also considered the guidance in Section 3420.2 of the Financial Reporting Manual, which requires pro forma per share data to be presented giving effect to the number of shares whose proceeds would be necessary to pay the distribution (to the extent such distribution exceeds the current year’s earnings) in addition to historical earnings per share. We respectfully note that the historical financial statements included in the Registration Statement are historical carve-out financial statements of MPLX LP Predecessor, the Partnership’s predecessor for accounting purposes (the “Predecessor”), and reflect certain assets and operations that will be retained by MPC following the proposed offering, as well as 100% of the assets and operations of our Predecessor’s assets and operations that will be contributed to MPLX Pipe Line Holdings LP (“Pipe Line Holdings”). In connection with the proposed offering, MPC will transfer to us a 51% ownership interest in Pipe Line Holdings and a 100% interest in a butane storage cavern, but we will continue to consolidate 100% of the assets and operations of Pipe Line Holdings in our financial statements. As a result, our financial statements will show a significant (49%) non-controlling interest in Pipe Line Holdings. Given the significance of such non-controlling interest and the nature of the Predecessor as a carve-out entity without shareholders, we have determined that it is inappropriate to provide pro forma per share data or historical earnings per share data because such information would not be meaningful and would likely be confusing to investors.

MPLX LP Predecessor Financial Statements

Note 1. Description of the Business and Basis of Presentation, page F-21

Revision, page F-21

4.	We note you characterize the reclassification of certain expenses between costs of revenues, purchases from related parties and general and administrative expenses as a “revision.” Please clarify for us whether this revision is the result of error corrections as that term is defined in FASB ASC 250-10 or otherwise advise. If your revision is due to the correction of an error, please expand your disclosure to clearly describe the nature of the error, as required by FASB ASC 250-10-50-7. This comment also applies to your disclosure beginning on page F-38.

Response: We have considered the guidance in FASB ASC 250-10 and have revised Note 1 to our historical combined financial statements to clarify that our combined income statements were revised to correct the classification of certain expenses between cost of revenues, purchases from related parties and general and administrative expenses. We have further supplemented our disclosure to clearly describe that the correction was related to certain expenses such as employee-related costs and services from related parties. Please see pages F-21 and F-38.

Securities and Exchange Commission

October 16, 2012

Exhibit 8.1

5.	It appears that the document filed as exhibit 8.1 is intended by counsel to constitute its “short-form” tax opinion. In this regard, both the related prospectus disclosure and the short-form opinion must state unambiguously that the disclosure in the section captioned “Material federal income tax consequences” is the opinion of your named counsel. To this end, please obtain and file a new or revised short-form opinion from which counsel has removed the statement “insofar as such statements purport to constitute summaries of United States federal income tax law and regulations or legal conclusions with respect thereto.” See Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section 3.B.2., available at http://sec.gov/interps/legal/cfslb19.htm.

Response: We have obtained and filed a revised opinion as requested. Please see Exhibit 8.1 filed with Amendment No. 4.

6.	Please obtain and file a new or revised short-form opinion from which counsel has removed the statement “or furnished to, assigned to, quoted to or relied upon by any other person, firm or other entity, for any purpose.” See Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section 3.D.1., available at http://sec.gov/interps/legal/cfslb19.htm.

Response: We acknowledge the Staff’s comment. The opinion has been revised to expressly state that purchasers of common units in the offering may rely on the opinion. We note, however, that use of the opinion is in fact limited and we believe that it is appropriate to include clarifying language to that effect. Because there are instances where a third party (other than purchasers of common units in the offering or other parties contemplated by federal securities laws) may attempt to rely on the opinion, we believe it is critical to provide that only the issuer and the other persons contemplated by the federal securities laws (e.g., purchasers of the Units in the offering) may rely on the opinion. For example, if another publicly-traded, master limited partnership were to purchase assets of MPLX LP, the non-reliance language included in the opinion makes it clear that such purchaser will not be permitted to rely upon the opinion to conclude that such assets generate “qualifying income” under Section 7704 of the Internal Revenue Code. We believe the revised opinion fully comports with Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.D.1. We also believe that the revised opinion fully comports with Item 601(8) of Regulation S-K in that the opinion “support[s]” the tax matters and consequences to the shareholders as described in the filing” (emphasis added), and that that the non-reliance language at issue is consistent with the intent of Item 601(8) in clarifying which “shareholders” or “investors” may rely on the opinion and appropriately protects us and our counsel from any claims of implied acquiescence to reliance by potential parties that are neither intended nor permitted to rely on such opinion. Please see Exhibit 8.1 filed with Amendment No. 4.

* * *

We hereby acknowledge the Staff’s closing comments to the letter and hereby undertake to comply with the Staff’s requests. Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410 or Brett Braden at (713) 546-7412.

Very truly yours,

MPLX LP

By:	MPLX GP LLC,
its General Partner

By:
J. Michael Wilder
Vice President, General Counsel and Secretary

cc:	Timothy S. Levenberg, Securities and Exchange Commission

Sirimal R. Mukerjee, Securities and Exchange Commission

Ethan Horowitz, Securities and Exchange Commission

Jennifer O’Brien, Securities and Exchange Commission

William N. Finnegan IV, Latham & Watkins LLP

Brett E. Braden, Latham & Watkins LLP

G. Michael O’Leary, Andrews Kurth LLP

William J. Cooper, Andrews Kurth LLP

EXHIBIT B